UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Syngenta AG

(Name of Subject Company (Issuer))

CNAC Saturn (NL) B.V.

an indirect wholly-owned subsidiary of

China National Chemical Corporation

(Names of Filing Persons (Offerors))

Common Shares, Nominal Value CHF 0.10

(Title of Class of Securities)

ISIN No. CH0011037469

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one-fifth of a Common Share)

(Title of Class of Securities)

87160A100

(CUSIP Number of Class of Securities)

Xiaobao Lu

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 (713) 821-5650

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
U.S. $11,977,188,210	U.S. $1,206,103

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 20,124,398, the number of common shares of Syngenta AG (“Common Shares”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”) as of March 1, 2016, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $465 per Common Share and (ii) the product of (x) 28,164,980, the number of American Depositary Shares (“ADSs”) representing Common Shares outstanding as of the close of business on March 15, 2016, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $93 per ADS. The number of ADSs outstanding is based on information provided by The Bank of New York Mellon, the depositary for the ADSs and the number of Common Shares estimated to be held by U.S. Holders is based on information provided by Syngenta AG.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S. $1,206,103	Filing Party: China National Chemical Corporation and CNAC Saturn (NL) B.V.
Form or Registration No.: Schedule TO	Date Filed: March 23, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to Schedule TO (this “Amendment”) is filed by China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), and CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Chamber of Commerce under number 65434552 (“Purchaser”) and an indirect wholly-owned subsidiary of ChemChina, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) by ChemChina and Purchaser and relates to the offer by Purchaser to purchase:

(i)	up to 100% of the publicly held registered shares (Namenaktien), with a nominal value of Swiss francs 0.10 per share, of Syngenta AG (“Syngenta”), a Swiss corporation (Aktiengesellschaft) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and

(ii)	up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively the “ADSs” and each an “ADS”), each ADS representing one-fifth (1/5) of a Common Share, from all holders, wherever located, at a purchase price of U.S. $465 per Common Share and U.S. $93 per ADS, in each case, in cash, without interest, payable in U.S. dollars, less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of U.S. $0.05 per ADS for the cancellation of tendered ADSs) and subject to any dilutive effects that may be applicable (see “The U.S. Offer—Terms of the U.S. Offer—Material Terms—Consideration and Payment” of the U.S. Offer to Purchase (as defined below)), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016 (together with any amendments and supplements thereto, the “U.S. Offer to Purchase”), and in the Common Share Acceptance Letter or ADS Letter of Transmittal, as applicable, accompanying the U.S. Offer to Purchase. This Amendment is being filed on behalf of ChemChina and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and restated or supplemented, as applicable, as follows:

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 are hereby amended and restated or supplemented, as applicable, as follows:

1.	The following sentence is hereby added to the end of the first paragraph in Section 11 “Source and Amount of Funds—Purchaser Facilities Agreement”:

Purchaser has given notice to HSBC Bank plc that it is cancelling U.S. $1,000,000,000 of commitments under Purchaser Term Facility B, effective September 6, 2016, due to ChemChina’s determination that such commitments are not necessary to finance the Offers.

2.	The following is hereby added to the end of the first paragraph in Section 11 “Source and Amount of Funds—Citic Facility Agreement”:

The Holdco Borrower cancelled U.S. $12,500,000,000 of commitments under the Citic Term Facility, in connection with its entry into the Holdco Facilities Agreement. See “Source and Amount of Funds—Holdco Facilities Agreement.”

3.	The following is hereby added immediately prior to the last paragraph in Section 11 “Source and Amount of Funds”:

Holdco Facilities Agreement

On August 25, 2016, CNAC Century (HK) Company Limited (the “Holdco Borrower”) as borrower, entered into a facilities agreement with, among others, China Citic Bank International Limited, as agent, and China Citic Bank International Limited, as security agent (the “Holdco Facilities Security Agent”), China Citic Bank Corporation Limited and China Citic Bank International Limited, as global co-ordinator, China Citic Bank Corporation Limited, Beijing Branch, China Citic Bank International Limited, Industrial Bank Co., Ltd. Beijing Branch, Shanghai Pudong Development Bank Co., Ltd., Hong Kong Branch, Shanghai Pudong Development Bank Co., Ltd., Shanghai Pilot Free Trade Zone Branch, BNP Paribas, acting through its Hong Kong Branch, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, Singapore Branch, Natixis, Hong Kong Branch, Unicredit Bank AG and Unicredit S.P.A., as mandated lead arrangers and bookrunners, and Coöperatieve Rabobank U.A., Hong Kong Branch, as mandated lead arranger (the “Holdco Facilities Agreement”). The Holdco Facilities Agreement provides for a term loan facility in an aggregate amount of U.S. $12,500,000,000 (the “Holdco Term Facility”) to be made available to the Holdco Borrower for the purposes of financing the acquisition of the Common Shares and ADSs pursuant to the Offers. The Holdco Facilities Agreement also provides for a revolving facility in an aggregate amount of U.S. $200,000,000 (the “Holdco Revolving Facility”) to be made available (upon satisfaction of the Ratings Condition (as defined above under the heading “Purchaser Facilities Agreement”)) to the Holdco Borrower to pay interest and fees accrued under the Holdco Facilities Agreement and its reasonable operating and administration costs. The Holdco Term Facility and the Holdco Revolving Facility may be drawn in multiple borrowings in U.S. dollars.

The Holdco Facilities Agreement is guaranteed by ChemChina and CNAC. To the extent permissible under applicable law and subject to certain limitations and exceptions, CNAC Saturn (HK) Company Limited will accede to the Holdco Facilities Agreement as an additional guarantor at a later date. Additionally, as security for the obligations under the Holdco Facilities Agreement, CNAC (HK) Holdings Company Limited will grant to the Holdco Facilities Security Agent a first-priority security interest in the shares of CNAC (HK) Investment Company Limited that it owns from time to time, CNAC (HK) Investment Company Limited will grant to the Holdco Facilities Security Agent a first-priority security interest in the shares of the Holdco Borrower that it owns from time to time and the Holdco Borrower will grant to the Holdco Facilities Security Agent a first-priority security interest in the shares of CNAC Saturn (HK) Company Limited (together with CNAC (HK) Holdings Company Limited and CNAC (HK) Investment Company Limited, “Hong Kong Intermediate Holding Companies”) that it owns from time to time and certain of the Holdco Borrower’s bank accounts, and CNAC Saturn (HK) Company Limited will grant a first-priority security interest over certain of its bank accounts.

Borrowings under the Holdco Term Facility and the Holdco Revolving Facility incur interest at a rate of LIBOR plus a margin. The margin is determined by reference to (a) the period of time from and including August 25, 2016 and (b) the long term credit rating of ChemChina, in accordance with the table below:

	Holdco Term Facility and Revolving Facility
Months from August 25, 2016/ Rating	Less than or equal to 12 Months	More than 12 Months but less than or equal to 18 Months	More than 18 Months but less than or equal to 24 Months	More than 24 Months
BBB/Baa2 or higher	200	225	300	375
BBB-/Baa3	225	250	325	400
BB+/Ba1	375	400	500	625
BB/Ba2	425	450	550	675
BB-/Ba3 or lower	525	550	650	775

The Holdco Term Facility matures on the earliest of (a) the date falling twelve (12) months after the initial utilisation date under the Holdco Term Facility (subject to an extension option of 6 months), (b) the date falling thirty (30) months after the date of the Holdco Facilities Agreement (being August 25, 2016) and (c) the final maturity date of Purchaser Term Facility B (as defined above under the heading “Purchaser Facilities Agreement”) (as it may be extended from time to time). The Holdco Term Facility is repayable in full on its maturity date. The Holdco Borrower is required to prepay the Holdco Term Facility in certain circumstances, including in the event of a change of control of ChemChina, a Hong Kong Intermediate Holding Company, the Holdco Borrower, LuxCo or Purchaser or a flotation by any Hong Kong Intermediate Holding Company or the Holdco Borrower.

The Holdco Borrower is subject to affirmative and negative covenants that affect its ability (and the ability of ChemChina, CNAC, each Hong Kong Intermediate Holding Company and certain material subsidiaries of ChemChina), among other things, to borrow money, incur liens, dispose of assets and make acquisitions.

ChemChina is required to adhere or procure adherence (as applicable) to certain financial covenants, including:

•	maximum consolidated total net debt to consolidated total assets ratio of 85% (expressed in percentage); and

•	minimum interest cover ratio (the ratio of consolidated EBITDA to finance charges) of (i) 1.25:1 (on or before June 30, 2017), (ii) 1.375:1 (on or before June 30, 2018) and (iii) 1.5:1 (after June 30, 2018).

Events of default under the Holdco Facilities Agreement include, among other things, payment and covenant breaches, cross default, insolvency, unlawfulness and material adverse change.

First utilization of the Holdco Term Facility under the Holdco Facilities Agreement is conditional upon, among other things:

•	the execution and/or delivery of definitive financing, transaction and security documentation;

•	receipt of a certificate by Purchaser confirming that the Offers have become unconditional (other than payment of the purchase price); and

•	the deposit of specified cash collateral in an interest reserve account subject to security in favor of the Holdco Facilities Security Agent (on behalf of the finance parties).

The foregoing summary of the Holdco Facilities Agreement is qualified in its entirety by reference to the complete text of the Holdco Facilities Agreement, a copy of which is filed as Exhibit (b)(3) to the Schedule TO and incorporated herein by reference. The Holdco Facilities Agreement should be read in its entirety for a more complete description of the matters summarized above.

4.	The last sentence of the last paragraph in Section 11 “Source and Amount of Funds” is hereby amended and restated as follows:

As additional equity commitments are made, existing loan facilities pursuant to the Purchaser Facilities Agreement, the Citic Facility Agreement and/or the Holdco Facilities Agreement will be reduced in line with certainty of funds requirements under Swiss takeover law.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(b)(3)	Holdco Facilities Agreement, dated as of August 25, 2016, by and among China National Chemical Corporation, China National Agrochemical Corporation, CNAC Century (HK) Company Limited, as borrower, China Citic Bank Corporation Limited and China Citic Bank International Limited, as global co-ordinator, China Citic Bank Corporation Limited, Beijing Branch, China Citic Bank International Limited, Industrial Bank Co., Ltd. Beijing Branch, Shanghai Pudong Development Bank Co., Ltd., Hong Kong Branch, Shanghai Pudong Development Bank Co., Ltd., Shanghai Pilot Free Trade Zone Branch, BNP Paribas, acting through its Hong Kong Branch, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, Singapore Branch, Natixis, Hong Kong Branch, Unicredit Bank AG and Unicredit S.P.A., as mandated lead arrangers and bookrunners, Coöperatieve Rabobank U.A., Hong Kong Branch, as mandated lead arranger, the financial institutions listed on Schedule 1 thereof, as original lenders, China Citic Bank International Limited, as agent, and China Citic Bank International Limited, as security agent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2016

CHINA NATIONAL CHEMICAL CORPORATION

By:	/s/ Xiaobao Lu
Name: Xiaobao Lu
Title: Vice President

CNAC SATURN (NL) B.V.

By:	/s/ Hongbo Chen
Name: Hongbo Chen
Title: Director